VIA EDGAR

February 3, 2009

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	ArQule, Inc. (the “Company”)
Form 10-K
Filed March 17, 2008
File No. 000-21429

Dear Mr. Riedler:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 16, 2009 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing.  For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Kyowa Hakko Kogyo Co., Ltd. Alliance, page 7

1.             We note your response suggesting that estimating the aggregate of all sales milestones under this agreement would be highly speculative, and therefore not material to investors.  However, our previous comment did not seek an estimate of future sales, but rather a statement of fact regarding the maximum aggregate sales milestone payments your company might receive under the agreement with Kyowa.  Further, we note that this agreement may expire at the end of the Royalty Term, or earlier if any one of several provisions occurs.  Please expand your disclosure here to explain how the duration of the agreement may be affected by those provisions and disclose the provisions related to how the Royalty Term is calculated.  In that regard, please note that you cannot protect the confidentiality of the terms of contracts related to duration and termination. Please provide the text of your proposed disclosure in your next response.

The total sales milestone payments that the Company might receive is highly dependent on future sales of as yet undeveloped products and thus is highly speculative.  In light of the early stage of the product candidate’s development and uncertainty of future commercialization, the Company does not believe that disclosing the speculative total sales milestones is material to investors.  Such a number would be based solely on assumptions about future, uncertain events.  In contrast, the Company has disclosed the $123 million of upfront and potential development milestone payments, because the Company received the upfront payment, and believes that there is a greater likelihood of receiving some or all of the regulatory milestone payments.  In that regard, the regulatory milestone payments, if any, will be received before the Company becomes eligible for any of the sales milestone payments.

At the time it filed the Kyowa agreement, the Company requested confidential treatment for the sales milestone payments, and we respectfully note that the Staff granted confidential treatment for that information.  In its request dated August 7, 2007, the Company addressed the required elements of Rule 24b-2 as supplemented by the guidance in Staff Legal Bulletin No.1A (July 11, 2001).  The Company’s analysis included a description of why disclosure of certain information, including the sales milestone payments, would cause harm to the Company and its stockholders and was unnecessary for the protection of investors.   The agreement has been filed as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2007.  Potential and current investors have been advised of the material terms of the agreement, including the more likely receipt of regulatory milestone payments.  The possibility of future, speculative sales milestones provides no additional understanding of the nature of the contractual relationship.

In response to the Staff’s comments, however, we propose to expand our disclosure of our agreement with Kyowa, including the possible receipt of future sales milestones.  As appropriate, in future filings, we will include the following language:

In addition to the upfront and possible regulatory milestone payments totaling $123 million, the Company will be eligible for future milestone payments based on the achievement of certain levels of net sales.  The Company will recognize the payments, if any,  as revenue in accordance with its revenue recognition policies.    As of December 31, 2008, the Company has not recognized any revenue from these sales milestone payments, and there can be no assurance that it will do so in the future.

The duration and termination of the Agreement is tied to future events.  Unless earlier terminated due to breach, insolvency or upon 90 days notice by Kyowa, the agreement terminates on the date that the last royalty term expires in all countries in the territory.  The royalty term ends as of the later of (i) the expiration of the last pending patent application or expiration of the patent in the country covering the manufacture, use, or sale of a licensed product or (ii) a certain number of years from the date of the commercial launch in such country of such license product.

Hoffman-La Roche Alliance, page 8

2.             We understand that you have disclosed aggregate milestone payments elsewhere in your report, but maintain that the reader is entitled to a comprehensive discussion of the payment in this section of the report. Please revise your disclosure of material terms of the Hoffman-La Roche agreement to include the aggregate of the milestone payments.  Please also include a range of the royalty rates.  Further, we note that this agreement may expire on the expiration of all royalty and other payment obligations, or earlier if any one of several provisions occurs. Please expand your disclosure here to disclose the duration of the agreement and the other provisions that could cause the earlier termination of the agreement.  In that regard, please note that you cannot protect the confidentiality of the terms of contracts related to duration and termination.  Please provide the text of your proposed disclosure in your next response.

We respectfully advise the Staff that there will be no further Roche obligations to pay the Company under this agreement. As previously reported in the Company’s Current Report on Form 8-K dated December 19, 2008, the Company announced that Roche notified the Company of its intention not to exercise its option to license the E2F program.  Pursuant to the terms of the agreement, because Roche did not exercise its option, Roche’s rights to develop and commercialize potential drug candidates under the agreement terminated as of December 31, 2008.

In connection with Roche’s decision not to exercise its option, on January 30, 2009, the Company notified Roche that it had exercised its right to terminate the agreement.

Therefore, in the Company’s Form 10-K for the year ended December 31, 2008, the Company will include the following disclosure:

As previously reported, on December 17, 2008, Roche notified the Company of its intention not to exercise its option to license the E2F program.  Roche’s rights to develop and commercialize potential drugs under the agreement terminated as of December 31, 2008.  As a result, the Company will not receive any further payments under this agreement.

As previously reported on February _, 2009, the Company notified Roche that, in accordance with the terms of the agreement, it had exercised its right to terminate the agreement. As a result, all rights and licenses granted by the Company to Roche under the agreement will also be terminated.

Patents and Proprietary Rights, page 10

3.             We note your response to our previous comment states that you will provide expiration dates for your material patents in future filings.  Please provide the actual disclosure you intend to include in future filings.  Please provide the text of your proposed disclosure in your next response.

The materiality of particular patents varies over time as the Company’s research strategies and development efforts evolve.  With respect to the Company’s E2F-1 Program, for example, we have just terminated our agreement with Roche.  As a result, we are evaluating future development options for the Program.  Our current lead compound under the E2F-1 Program is in preclinical development and, at this time, we do not consider the issued patents and pending applications to be material.  Even though the Company believes that the information is not material, we may include the following or similar disclosure in connection with describing our  E2F-1 Program in future filings:

With respect to E2F-1 Program, we have issued patents and pending applications that cover the formulations, syntheses and therapeutic uses of ARQ 501 in the treatment of cancer. ARQ 501 is derived from a naturally occurring substance, and we do not have patents that cover the composition of this compound.  Our current lead compound in the E2F-1 Program, ARQ 761, is a reformulation of ARQ 501 and we have pending U.S., European and other foreign applications covering the composition of this compound, pharmaceutical compositions containing this compound, and the therapeutic uses of this compound in the treatment of cancer.  Our issued and allowed material patents for the E2F-1 Program have expiration dates which range from February 2018 to July 2025.

Currently, the Company believes that, of its issued patents, only the one relating to its C-MET Program  is materially important to its business.  As appropriate, in future filings, we will add language similar to that set forth below.  We anticipate that the disclosure may change in subsequent filings.

We currently have an issued composition of matter patent for the Company’s lead compound in its C-Met Program, ARQ 197, in Japan.  The issued and allowed patent will expire in February 2026.  In addition, we have pending U.S., European and other foreign applications covering the composition of this compound, pharmaceutical compositions containing this compound, and the therapeutic uses of this compound in the treatment of cancer.

Intellectual Property Agreements

4.             We note your response to our previous comment that you did not file certain license agreements that you do not consider “material contracts” as your business is not “substantially dependent” on these agreements.  Please provide a substantive analysis as to why you are not substantially dependent on these licensing agreements.  In general, if your company could lose access to technology necessary to continue research and development because there are minimum requirements or obligations that must be met in order to maintain your license for that technology, then you should disclose the material terms of those agreements and file the agreements.  If applicable please provide the text of your proposed disclosure in your next response.

The Company is a clinical-stage biotechnology company engaged in the research and development of anti-cancer therapies.  The Company, on an as needed basis, licenses patents and technology that support its research programs.  The Company does not consider these license agreements to be material for one or more of the following reasons:

•	the agreements are short-term and made in the ordinary course of business;

•	technology equivalent to the technology licensed is available from other sources;

•	the Company’s drug development programs and other business are not substantially dependent on the agreements;

•	the payment amounts made by the Company are not material; and

•	the license agreements are ancillary to our research and development efforts and are not an integral part of the Company’s business.

Therefore, the Company does not believe the filing of the agreements is required in accordance with Item 601(b)(10) of Regulation S-K.

*  *  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this letter addresses the Staff’s questions and comments.  I would appreciate receiving any further comments at the Staff’s earliest convenience.  If you have any further comments or would like to discuss any of the Company’s responses, please contact the undersigned at (781) 994-0462.

Sincerely,

/s/ Robert J. Connaughton
Robert J. Connaughton
Vice President and Chief Corporate Counsel

Cc: Mr. Michael Rosenthall